Exhibit 99.2

NEWS RELEASE

FOR IMMEDIATE RELEASE: February 10, 2003

CONTACT:	Kevin M. Tomlinson	Patrick W. Hurley
	Chief Executive Officer	Chief Financial Officer
	(303) 320-8800	(303) 320-8800

SPORT-HALEY, INC. ANNOUNCES FURTHER INCREASE

IN STOCK REPURCHASE PROGRAM

Denver, Colorado - February 10, 2003 - Sport-Haley, Inc. (NASDAQ NMS - SPOR) (the “Company”) announced today that the Board of Directors authorized the officers of the Company to repurchase an additional 300,000 shares of the Company’s issued and outstanding common stock in accordance with the Company’s previously announced stock repurchase program, provided such purchase(s) comply in all respects with all applicable Securities and Exchange Commission regulations. As governed by the program, repurchases of the Company’s common stock may be made from time to time in the open market at prevailing market prices. The Company has no commitment or obligation to obtain all or any portion of the shares authorized for repurchase.

Prior to this announcement, the Company had cumulatively repurchased 2,296,900 of the 2,520,000 total shares in the program that were previously authorized for repurchase. Cumulatively, the Company has expended approximately $12,682,000 to repurchase shares of its common stock since the inception of the repurchase plan in December 1994. Including the additional 300,000 shares, the 523,100 shares currently authorized for repurchase represent approximately 20% of the Company’s 2,660,485 shares of common stock issued and outstanding as of this date. The Company plans to utilize its working capital as the source of funds used to repurchase any shares. All shares repurchased will be canceled and returned to the status of authorized but unissued common stock.

“Sport-Haley’s Board of Directors still consider our common stock to be undervalued,” said Kevin M. Tomlinson, Chief Executive Officer. “Our common stock consistently trades around $3 per share. At the same time, our book value per share exceeds $8 per share and cash, marketable securities and receivables together have a book value of about $4.60 per share, in and of themselves. The Board believes that the continuation of the repurchase program is in the best interests of the Company’s shareholders, especially those who may desire to liquidate their positions in our stock. The Board currently considers repurchases of the Company’s common stock to be a better use of available corporate funds than our other investment alternatives.”

Repurchases of shares in the manner described herein will not cause the Company’s common stock to be held of record by fewer than 300 persons, nor will it cause the Company’s common stock to be ineligible for listing on the Nasdaq National Market®. Therefore, the Company will not file a Schedule 13E-3 with the U.S. Securities and Exchange Commission under the Security Exchange Act of 1934, as amended, in connection with its repurchase of all or part of the authorized shares. Further, because the repurchases of shares are not being made in transactions that would constitute a tender offer, the Company will not file a Schedule TO in connection with its repurchase of all or part of the authorized shares.

Sport-Haley, Inc. designs, purchases, contracts for the manufacture of, and markets quality men’s and women’s fashion golf apparel and outerwear under the HALEY® label and premium men’s apparel under the Ben Hogan® label. HALEY® fashion golf apparel, known for its innovative design, quality fabrics, generous fit and classic style is primarily marketed in the premium and mid-priced markets, through a network of independent sales representatives and distributors, to golf professional shops, country clubs, and resorts across the United States and internationally. HALEY® apparel is also marketed to corporate, college, university and other markets. Ben Hogan® apparel is marketed to elite golf professional shops, upscale resorts and exclusive department stores within the United States.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: When used in this release, the words “may,” “will,” “expect,” “anticipate,” “continue,” “estimate,” “project,” “intend,” “believe,” and similar expressions are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934 regarding events, conditions and financial trends including, without limitation, business conditions and growth in the fashion golf apparel market and the general economy, competitive factors, and price pressures in the high-end golf apparel market; general economic conditions resulting from threats or acts of war or terrorism; risks associated with an increasing percentage of sales relating to licensed apparel, such as Ben Hogan® collections; inventory risks due to shifts in market demand and/or price erosion of purchased apparel, raw fabric and trim; cost controls; changes in product mix; loss or reduced manufacturing capacity of significant suppliers; loss or delay of shipments of finished goods from foreign suppliers; and other risks or uncertainties detailed in Securities and Exchange Commission filings made by Sport-Haley, Inc. Such statements are based on management’s current expectations and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the actual plan of operations, business strategy, operating results and financial position of Sport-Haley, Inc. could differ materially from those expressed in, or implied by, such forward-looking statements.